February 5, 2014

Via E-mail and EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler

                 Austin Stephenson

Re:	Five Prime Therapeutics, Inc.

Registration Statement Filed on Form S-1

Registration Number 333-193491

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as representatives for the several underwriters in the offering of shares of common stock of Five Prime Therapeutics, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on February 6, 2014, or as soon thereafter as practicable.

We wish to advise you that between February 3, 2014 and February 6, 2014, the participating underwriters plan to distribute 2,582 copies of the preliminary prospectus dated February 3, 2014 (the “Preliminary Prospectus”) as follows: 2,081 to institutional investors and 501 to prospective underwriters, dealers, individuals and others.

We confirm that the underwriters participating in the Offering are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934.

(Signature Page Follows)

Very truly yours,

JEFFERIES LLC BMO CAPITAL MARKETS CORP.
WELLS FARGO SECURITIES, LLC
As representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Lori Begley
Name: Lori Begley
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]